UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

K&F INDUSTRIES HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482241 10 6

(CUSIP Number)

Eric G. Lardiere, Esq. Meggitt-USA, Inc. 1955 North Surveyor Avenue Simi Valley, CA 93063 (805) 526-5700	Barry L. Dastin, Esq. Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482241 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MEGGITT-USA, INC. Federal EIN: 95-3639799

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,336,321 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,336,321 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,336,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)Does not include an additional 5,849,985 shares over which there is no direct proxy or indirect contract to vote with the holders thereof.  See Item 4.

(2)The calculation of this percentage is based on the 39,642,911 shares of Common Stock of the Company (as defined below) outstanding as of March 5, 2007, as represented by the Company in the Merger Agreement (as defined below) and excludes an additional 14.8% represented by the shares of Common Stock as described in footnote 1.

CUSIP No. 482241 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MEGGITT PLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ENGLAND AND WALES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,336,321 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,336,321 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,336,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.2%(4)

14.	Type of Reporting Person (See Instructions) OO

(3)Does not include an additional 5,849,985 shares over which there is no direct proxy or indirect contract to vote with the holders thereof.  See Item 4.

(4)The calculation of this percentage is based on the 39,642,911 shares of Common Stock of the Company (as defined below) outstanding as of March 5, 2007, as represented by the Company in the Merger Agreement (as defined below) and excludes an additional 14.8% represented by the shares of Common Stock as described in footnote 3.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $.01 per share (the “Common Stock”), of K&F Industries Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive office at 50 Main Street, 4th Floor, White Plains, New York.

Item 2.	Identity and Background

This statement is being filed jointly by Meggitt-USA, Inc., a Delaware corporation (“Meggitt USA”), and its ultimate parent entity, Meggitt PLC, a public limited company organized under the laws of England and Wales (“Meggitt PLC”, and together with Meggitt USA, the “Reporting Persons”).

Meggitt USA’s principal place of business and office address is 1955 North Surveyor Avenue, Simi Valley, California 93063-3386.  Meggitt PLC’s principal place of business and office address is Atlantic House, Aviation Park West, Bournemouth International Airport, Christchurch, Dorset BH23 6EW, England.

Meggitt PLC is a holding company whose operating units are principally engaged in the design and manufacture of equipment and systems for the aerospace, defense and electronics industries, together with related businesses.  Meggitt USA is a wholly owned, indirect subsidiary of Meggitt PLC and the corporate holding entity for Meggitt PLC’s U.S. operations.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Meggitt USA and Meggitt PLC are as set forth in Annexes I-A and I-B hereto, respectively, and are incorporated herein by reference.

(d) - (e)

During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annexes I-A and I-B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Meggitt USA, Ferndown Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Meggitt USA (“Merger Sub”), and the Company have entered into a definitive Agreement and Plan of Merger, dated as of March 5, 2007 (the “Merger Agreement”), for the Company to be acquired by Meggitt USA in an all-cash transaction.  The consideration for and the nature of the beneficial ownership of the shares of Common Stock acquired by the Reporting Persons are described in Item 4 below.

The Reporting Persons are filing this Schedule 13D as a result of the execution of one or more Stockholders’ Agreements, each dated as of March 5, 2007 (the “Stockholders’ Agreements”), by and among Meggitt USA, the Company and the Principal Stockholders (as defined in the following sentence), and not as a result of any acquisition of shares of Common Stock by Meggitt USA or Meggitt PLC.  The Principal Stockholders consist of Aurora Equity Partners III L. P. (“AEP III”), Aurora Overseas Equity Partners III, L. P. (“AOEP III”),  Aurora Equity Partners II L. P. (“AEP II”), Aurora Overseas Equity Partners II, L. P. (“AOEP II,” and, collectively with AEP III, AEP II and AOEP III, the “Aurora Entities”), General Electric Pension Trust, General Electric Insurance Plan Trust (General Electric Pension Trust and General Electric Insurance Plan Trust are collectively referred to herein as the “GE Entities”), Jack O. Peiffer, Thomas A. Johnson, J. Thomas Zusi (collectively Jack O. Peiffer, Thomas A. Johnson, J. Thomas Zusi are referred to herein as the “Individual Stockholders”), Allenwood Ventures, Inc., The Hodgson Living Trust, Weintraub Family Trust, Century City 1800 Partners LP, Gerald L. Parsky SEP/IRA, Barbara Parsky Trust, The Ryder Trust, Jennifer Crowell 1999 Irrevocable Trust, Eleanor Crowell 1999 Irrevocable Trust, Richard R. Crowell (401K), Mark C. Hardy (401K), John T. Mapes (401K), Richard K. Roeder, Carolyn B. Dunford, Lawrence A. Bossidy, Dale F. Frey, Dale Frey Family Limited Partnership, K&F Equity Partners, LP, Kenneth M. Schwartz, Dirkson R. Charles, Ronald Kisner, Glenn D’Alessandro and Arjoon Mongru (all the Principal Stockholders other than the Aurora Entities, the GE Entities and the Individual Stockholders are referred to collectively as the “Other Principal Stockholders”).  The Stockholders’ Agreements were executed and delivered by the Principal Stockholders as an inducement for and in consideration of Meggitt USA entering into the Merger Agreement.  The number of shares of Common Stock beneficially owned and owned of record by each Principal Stockholder is set forth in the their respective Stockholders’ Agreements.  Collectively, the Principal Stockholders have advised the Reporting Persons that the Principal Stockholders beneficially own and own of record 14,336,321 shares of Common Stock.

Meggitt USA presently expects that the consideration paid by it following the effective time of the merger pursuant to the Merger Agreement will be financed through the available funds of its ultimate parent entity, Meggitt PLC, which include cash and cash equivalents, proceeds from an underwritten rights offering and funds to be available under committed debt facilities.  Meggitt USA did not pay additional consideration to the Principal Stockholders in connection with the execution and delivery of the Stockholders’ Agreements.  Copies of the Merger Agreement and the Stockholders’ Agreements are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Stockholders entered into the Stockholders’ Agreements in order to induce Meggitt USA to enter into the Merger Agreement.  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”).  In the Merger, the holders of shares of Common Stock, other than the holders of shares of Common Stock exercising appraisal rights, will receive cash in the amount of $27.00 per share for each outstanding share owned immediately prior to the effective time of the Merger.  All holders of stock options that are outstanding at the time of the Merger will receive cash payments equal to the product of the number of shares previously subject to each option and the excess, if any, of $27.00 over the exercise price per share of such option.

The Merger Agreement has been approved by the board of directors of each of Meggitt USA, Merger Sub and the Company and a duly appointed Committee of the board of directors of Meggitt PLC (as such authority has been delegated to such Committee by the board of directors of Meggitt PLC).  The transaction is subject to customary regulatory approvals and other closing conditions.  Pursuant to the Stockholders’ Agreements, the Principal Stockholders have agreed to vote the shares of Common Stock identified on Schedule A of the Stockholders’ Agreements (the “Subject Shares”) in favor of the Merger Agreement and to approve the Merger and against any third party Acquisition Proposal (as defined in the Merger Agreement) at the Special Meeting (as defined in the Merger Agreement).  Additionally, pursuant to the Company's Securityholders’ Agreement, dated November 18, 2004, as amended by that First Amendment dated December 27, 2004 and as further amended by that Second Amendment dated April 27, 2005, certain other holders of an additional 5,849,985 shares of Common Stock have either granted the Aurora Entities an irrevocable proxy to vote or have agreed to vote such other holders shares of Common Stock in the same manner as the Aurora Entities, except in certain limited circumstances, to the extent such shares of Common Stock are then held by such stockholders (the “Additional Shares”).  Pursuant to their Stockholders' Agreement, the Aurora Entities have agreed to vote or use their commercially reasonable efforts to cause to be voted such Additional Shares, to the extent owned by such stockholders, to adopt the Merger Agreement, to approve the Merger and against any third party Acquisition Proposal (as defined in the Merger Agreement).  The Additional Shares represent 14.8% of the outstanding shares of Common Stock of the Company and together with the Subject Shares represents 50.9% of the outstanding shares of Common Stock.  The Reporting Persons have no direct proxy to vote such Additional Shares or indirect contract to cause the holders thereof to vote such Additional Shares and there are no restrictions on such holders ability to dispose of such Additional Shares.  Additional details of the Stockholders' Agreements include:

•                    The Principal Stockholders agreed to vote with respect to the Subject Shares and the Additional Shares (or cause to be voted) against any third party Acquisition Proposal (as defined in the Merger Agreement).

•                    The Principal Stockholders agreed not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement, or instrument with respect to or consent to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any Subject Shares to any third party, except as specified in the Stockholders’ Agreements.

•                    The Principal Stockholders agreed to certain non-solicitation provisions with respect to Acquisition Proposals, as set forth in either Section 4, Section 5 or 6 (as applicable) of the Stockholders’ Agreements.

•                    The Principal Stockholders waived any appraisal rights under Section 262 of the DGCL in connection with the Merger.

•                  Each Principal Stockholder made certain representations and warranties to Meggitt USA with respect to, among other things, its ownership of the Subject Shares free and clear of encumbrances (except as specified in the Stockholders’ Agreements) and its authority to enter into the Stockholders’ Agreements.

•                    The Aurora Entities, the GE Entities and the Other Principal Stockholders Stockholders’ Agreements provide that if the Merger Agreement is terminated pursuant to Sections 7.2(a) or (c), 7.3(a) or (b) or 7.4(c) of the Merger Agreement (a “Triggering Termination”) and any of such Stockholder’s Owned Shares (as defined in the Stockholders’ Agreement) are sold, transferred, exchanged, canceled or disposed of in connection with, or as a result of (including any disposition following announcement of), any Acquisition Proposal within the meaning of Section 7.6(b)(i) of the Merger Agreement (whether or not such Acquisition Proposal was made prior to termination of the Merger Agreement or by the same person) under circumstances in which the Company is required to pay a Break-Up Fee (as defined in the Merger Agreement) under the Merger Agreement at any time after such termination but prior to (or pursuant to a definitive agreement entered into prior to) the one (1) year anniversary of the date of the Triggering Termination (an “Alternative Disposition”) then, simultaneously with the closing of such Alternative Disposition, such Stockholders shall each tender and pay to, or shall cause to be tendered and paid to, Meggitt USA, or its designee, in immediately available funds, the product of (A) .50, multiplied by (B) the number of Owned Shares owned by such Stockholder and transferred pursuant to or following the announcement of the Alternate Disposition, and multiplied by (C) the remainder that results when (y) the Per Share Consideration (as defined in the Merger Agreement) is subtracted from (z) the Per Share Alternative Transaction Consideration.  “Per Share Alternative Transaction Consideration” shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration payable or to be paid, directly or indirectly, with respect to each Owned Share in connection with or as a result of such Alternative Disposition.

•                    The Stockholders’ Agreements will terminate upon the earliest to occur of: (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement (other than in connection with the adoption by the Board of Directors of the Company of an amendment to the Merger Agreement or new agreement that embodies the terms of an Acquisition Proposal that is approved by the Board of Directors of the Company) in accordance with its terms; provided, however, the Aurora Entities, GE Entities and Other Principal Stockholders Stockholders’ Agreements allow for certain provisions to survive any such termination of the Merger Agreement.  Additionally, if the Aurora Entities Stockholders’ Agreement is breached by any Aurora Entity and the Merger Agreement is terminated without the Merger being consummated, the Aurora Entities shall be jointly and severally liable to Meggitt USA for liquidated damages and not as a penalty in an amount equal to the Break-Up Fee (as defined in the Merger Agreement) and the Purchaser Expenses (as defined in the Merger Agreement), subject to certain limitations.

Upon the consummation of the Merger pursuant to the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.  The officers of the Company immediately prior to the effective time of the Merger shall be the officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation of the Company, as amended pursuant to the Merger Agreement, and the bylaws of Merger Sub shall be the certificate of incorporation and bylaws of the surviving corporation until thereafter duly amended as provided therein or by applicable law.

If the Merger is consummated as contemplated by the Merger Agreement, the Company will become a wholly owned subsidiary of Meggitt USA and Meggitt USA will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to cease to be quoted on the New York Stock Exchange.

In addition to the Merger Agreement and the Stockholders’ Agreements:

•                    Meggitt PLC executed a guaranty and undertakings agreement, dated as of March 5, 2007 (the “Guaranty”), in favor of the Company with respect to obligations and undertakings of Meggitt USA and Merger Sub under the Merger Agreement.

References to, and descriptions of, each of the Merger Agreement, the Stockholders’ Agreements and the Guaranty are qualified in their entirety by reference to the copies thereof included as exhibits to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As a result of the Stockholders’ Agreements, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 14,336,321 shares of Common Stock, which represents approximately 36.2% of the shares of Common Stock deemed issued and outstanding as of March 5, 2007, as represented by the Company in the Merger Agreement, subject to the conditions and limitations of the Stockholders’ Agreements.  This does not include an additional 5,849,985 shares of Common Stock, which represents approximately 14.8% of the shares over which there is no direct proxy or indirect contract to vote with the holders thereof.

Notwithstanding the foregoing, pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims all beneficial ownership of capital stock of the Company, including, without limitation, the shares of Common Stock subject to the Stockholders’ Agreements and the Additional Shares.

(c)

Except as set forth or incorporated herein, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annexes I-A or I-B has effected any transaction in Common Stock during the past sixty (60) days.

(d) and (e)

Not applicable.

                          References to, and descriptions of, each of the Merger Agreement and the Stockholders’ Agreements are qualified in their entirety by reference to the copies thereof included as exhibits to this Schedule 13D and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 through 5 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

99.1                           Agreement and Plan of Merger, dated as of March 5, 2007, among Meggitt USA, Merger Sub and the Company

99.2                           Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Aurora Entities

99.3                           Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the GE Entities

99.4                           Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Individual Stockholders

99.5                           Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Other Principal Stockholders

99.6                           Guaranty and Undertakings Agreement, dated as of March 5, 2007, between Meggitt PLC and the Company

99.7                           Joint Filing Agreement, dated as of March 12, 2007, by and between Meggitt USA and Meggitt PLC

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 12, 2007

MEGGITT-USA, INC.

By:	/s/ Eric G. Lardiere
	Name:	Eric G. Lardiere
	Title:	Vice President, Secretary & General Counsel

MEGGITT PLC

By:	/s/ Philip E. Green
	Name:	Philip E. Green
	Title:	Group Corporate Affairs Director

Exhibit Index

Agreement and Plan of Merger, dated as of March 5, 2007, among Meggitt USA, Merger Sub and the Company	Exhibit 99.1

Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Aurora Entities	Exhibit 99.2

Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the GE Entities	Exhibit 99.3

Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Individual Stockholders	Exhibit 99.4

Stockholders’ Agreement, dated as of March 5, 2007, among Meggitt USA, the Company and the Other Principal Stockholders	Exhibit 99.5

Guaranty and Undertakings Agreement, dated as of March 5, 2007, between Meggitt PLC and the Company	Exhibit 99.6

Joint Filing Agreement, dated as of March 12, 2007, by and between Meggitt USA and Meggitt PLC	Exhibit 99.7

ANNEX I-A

Information Concerning Executive Officers and
Directors of Meggitt USA

The current executive officers and directors of Meggitt USA are listed below.  The address of Meggitt USA is 1955 North Surveyor Avenue, Simi Valley, California 93063-3386.  Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Meggitt USA, and, where applicable, the business address listed for each individual not principally employed by Meggitt USA is also the address of the corporation or other organization that principally employs that individual.

Name	Executive Officer Present Position with Meggitt USA	Citizenship
Philip E. Green	President	United Kingdom

Robert W. Soukup	Vice President & Treasurer	United States

Ian Pargeter	Vice President — Finance	United Kingdom

Gene P. Zagala	Vice President — Taxes & Assistant Secretary	United States

Eric G. Lardiere	Vice President, Secretary & General Counsel	United States

Name	Position/Present Principal Occupation or Employment and Business Address of Directors of Meggitt USA	Citizenship

Philip E. Green	Group Corporate Affairs Director of Meggitt PLC	United Kingdom

Terence Twigger	Chief Executive of Meggitt PLC	United Kingdom

Eric G. Lardiere	Vice President, Secretary & General Counsel of Meggitt USA	United States

ANNEX I-B

Information Concerning Executive Officers and
Directors of Meggitt PLC

The current executive officers and directors of Meggitt PLC are listed below.  The address of Meggitt PLC is Atlantic House, Aviation Park West, Bournemouth International Airport, Christchurch, Dorset BH23 6EW, England.  Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Meggitt PLC, and, where applicable, the business address listed for each individual not principally employed by Meggitt PLC is also the address of the corporation or other organization that principally employs that individual.

Name	Executive Officer Present Position with Meggitt PLC	Citizenship
Terence Twigger	Chief Executive	United Kingdom

Stephen Young	Group Finance Director	United Kingdom

Philip E. Green	Group Corporate Affairs Director	United Kingdom

Name	Position/Present Principal Occupation or Employment and Business Address of Directors of Meggitt PLC	Citizenship

Sir Colin Terry (Chairman)	Non-Executive Chairman of Meggitt PLC	United Kingdom

Terence Twigger	Chief Executive of Meggitt PLC	United Kingdom

Stephen Young	Group Finance Director of Meggitt PLC	United Kingdom

Philip E. Green	Group Corporate Affairs Director of Meggitt PLC	United Kingdom

Sir Alan Cox	Non-Executive Director of Meggitt PLC	United Kingdom

David Robins	Non-Executive Director of Meggitt PLC	United Kingdom

Peter Hill	Non-Executive Director of Meggitt PLC and Chief Executive of the Laird Group PLC (3 St. James’s Square, London SW1Y 4JU, UK)	United Kingdom

David Williams	Non-Executive Director of Meggitt PLC	United Kingdom